UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

REMY INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75971M108
(CUSIP Number)

H Partners Management, LLC 888 Seventh Ave. 29th Floor New York, NY 10019 Attn: Rehan Jaffer (212) 265-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 75971M108	13D	Page 2 of 7

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
H Partners Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
0
	9	sole dispositive power
0
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
0
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13		percent of class represented by amount in row (11)
0.0%
14		type of reporting person*
OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 3 of 7

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
H Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
0
	9	sole dispositive power
0
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
0
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13		percent of class represented by amount in row (11)
0.0%
14		type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 4 of 7

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
H Partners Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
0
	9	sole dispositive power
0
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
0
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13		percent of class represented by amount in row (11)
0.0%
14		type of reporting person*
OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 5 of 7

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rehan Jaffer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		citizenship or place of organization
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
0
	9	sole dispositive power
0
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
0
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13		percent of class represented by amount in row (11)
0.0%
14		type of reporting person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 6 of 7

Item 1. Security and Issuer

This Amendment No. 3 on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Shares”) of Remy International, Inc. (the “Issuer”) and, in the manner set forth below, amends and supplements the Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Persons (as defined in the Initial 13D) on October 17, 2014, and as amended by Amendment No. 1 to the Schedule 13D filed on February 5, 2015, and by Amendment No. 2 filed on July 14, 2015. The Issuer’s principal place of business is 600 Corporation Drive, Pendleton, Indiana, 46064.

Item 5. Interest in Securities of the Issuer

(a) As of November 10, 2015, the Reporting Persons interest in the Issuer’s Shares was cancelled and converted into the right to receive cash in an amount per share, without interest, equal to $29.50, pursuant to the terms of the Agreement and Plan of Merger with BorgWarner Inc., a Delaware corporation, and its wholly-owned subsidiary, Band Merger Sub, Inc., a Delaware corporation, providing for the merger of Merger Sub with and into the Company.

(b) Not applicable

(c) The Reporting Persons have not engaged in any transactions in the Shares in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5 percent of the Issuer’s Shares on November 10, 2015.

CUSIP No. 75971M108	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2015

H Partners Management, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners, LP
By: H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

Rehan Jaffer

By:	/s/ Rehan Jaffer
Name: Rehan Jaffer